[Reference Translation]

May 9, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Kenta Kon, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 9, 2018, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated March 31, 2018. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Year-end dividend for FY 2018	Most recent dividend forecast	Year-end dividend paid for FY 2017
Record date	March 31, 2018	March 31, 2018	March 31, 2017

Dividend per share	120.00 yen	—	110.00 yen
Total amount of dividends	349,190 million yen	—	327,219 million yen
Effective date	May 25, 2018	—	May 25, 2017
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2018 (ended March 31, 2018)	Dividends for FY 2017 (ended March 31, 2017)
End of interim period	100.00 yen	100.00 yen
End of fiscal period	120.00 yen	110.00 yen
Total	220.00 yen	210.00 yen

(2)	First Series Model AA Class Shares

	Year-end dividend for FY 2018	Most recent dividend forecast	Year-end dividend paid for FY 2017
Record date	March 31, 2018	March 31, 2018	March 31, 2017
Dividend per share	79.00 yen	—	52.50 yen
Total amount of dividends	3,720 million yen	—	2,472 million yen
Effective date	May 25, 2018	—	May 25, 2017
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2018 (ended March 31, 2018)	Dividends for FY 2017 (ended March 31, 2017)
End of interim period	79.00 yen	52.50 yen
End of fiscal period	79.00 yen	52.50 yen
Total	158.00 yen	105.00 yen

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% to shareholders of common stock while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, with respect to the dividends for this consolidated fiscal year, TMC has determined to pay a year-end dividend of 120 yen per common share and as a result, the annual dividend will be 220 yen per common share when combined with the interim dividend of 100 yen per common share.

In addition, TMC has determined to pay a year-end dividend of 79 yen per First Series Model AA Class Share in accordance with a prescribed calculation method and as a result, the annual dividend will be 158 yen per share when combined with the interim dividend of 79 yen per share.

-End-